January 23, 2020

Roop Mundi
Chief Executive Officer
Infuzed Brands Inc.
409 Granville Street, Suite 1000
Vancouver, British Columbia, Canada V6C 1T2

       Re: Infuzed Brands Inc.
           Draft Offering Statement on Form 1-A
           Submitted December 27, 2019
           CIK 0001793154

Dear Mr. Mundi:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted December 27, 2019

Risks Related to Our Business
Auditors have issued going concern of the Company, page 14

1. In the second paragraph under this risk factor, please revise to specifically disclose that your auditors have issued a going concern opinion on your March 31, 2019 audited financial statements that raises substantial doubt about your ability to continue as a going concern. Please also include this disclosure in the going concern subsection of MD&A on page 33 and in the third paragraph of Note 1 on page F-7.
Dilution, page 17

2. Please update your dilution table to be reflective as of the most recent interim balance sheet date included in the filing.
 Roop Mundi
FirstName LastNameRoop Mundi
Infuzed Brands Inc.
Comapany NameInfuzed Brands Inc.
January 23, 2020
Page 2
January 23, 2020 Page 2
FirstName LastName
3. According to your disclosure in the third paragraph, it appears that you disclose negative net tangible book value of $(949,251) or $(0.03) per share as of March 31,
         2019. Please explain how the amounts were calculated. Based on the amounts presented on your balance sheet as of March 31, 2019, it appears that you have positive net tangible book value and per share amounts. Further, we note the 34,010,403 shares used in the net tangible book value per share are inclusive of an aggregate of 1,210,400 shares committed to be issued as discussed in Note 11 to the financial statements rather than the 32,800,003 shares outstanding at the March 31, 2019. As appropriate, please expand your disclosure to clearly describe your calculation of the shares used to determined net tangible book value per share.
Use of Proceeds to Issuer, page 20

4. Refer to the table of management's best estimate of the uses of the net proceeds received from the sale of units. As the total amounts shown for use at the 100%, 75%, 50%, and
         25% levels are less than the overall total net proceeds to be received for each level, please consider including a line item for the remaining unallocated net proceeds to be received.

Current Agreements, page 23

5. Advise what consideration you have given to the filing of any agreements with your manufacturers, suppliers, distributors, and researchers as exhibits to the offering statement. We note the risk factor disclosure on page 12 relating to your single manufacturer, Craft Canning Facility. See 17(6) of Part III of Form
1-A.
Marketing Plan, page 24

6. As appropriate, update disclosure in this subsection to the most recent date practicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

7. Where you disclose in MD&A that the audited financial statements were prepared in accordance with International Financial Reporting Standards or IFRS, please clarify that this is IFRS as issued by the International Accounting Standards Board. Also, please disclose whether or not you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with the new or revised accounting standard if the standard also applies to companies that are not issuers. Refer to Part F/S(a)(3) of Form 1-A.

Directors, Executive Officers and Significant Employees15, page 36

8. The purpose of the number 15 in this section's caption is unclear. Please revise.
 Roop Mundi
FirstName LastNameRoop Mundi
Infuzed Brands Inc.
Comapany NameInfuzed Brands Inc.
January 23, 2020
January 23, 2020 Page 3
Page 3
FirstName LastName
9. In the biographical paragraph of Mr. Corby Marshall on page 38, include the dates of his business experience during the past five years.
Security Ownership of Management and Certain Securityholders, page 42

10. Refer to note (2) to the table on page 42. Please advise where the consolidated capitalization section is located within the offering circular. Please revise or
         include the disclosure.

Rights, Preferences and Restrictions Attaching to Our Common Shares, page 44

11. Disclose whether holders of shares of your common stock are entitled to cumulative voting rights in the election of directors.
Signatures, page 49

12. Please conform the signature of your chief financial officer and principal accounting officer to the name shown below the signature.
Consolidated Financial Statements, page F-1

13. We note that you have included interim unaudited financial statements as of and for the three months ended June 30, 2019. Pursuant to the requirements of Part F/S(b)(3) through
         (b)(5) of Form 1-A, where an offering statement is expected to be qualified more than nine months after the most recently completed fiscal year end, an interim balance sheet and interim statements of loss and comprehensive loss, equity, and cash flows covering a period no earlier than six months after the most recently completed fiscal year end is to be provided. Specific reference is made to Part F/S(b)(3)(B) of Form 1-A. Please update your interim financial statements in your next amendment.
Note 2. Basis of Preparation
Statement of Compliance, page F-7

14. As the filing includes unaudited interim financial statements, please provide disclosure on whether in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included. Refer to Part F/S(b)(5)(iii) of
         Form 1-A.

Exhibit 11.1, page 1

15. Please revise the paragraph disclosure with respect to the date of the auditor's report to
         December 19, 2019 so that it is consistent with the actual date of the auditor's report on page F-2.
 Roop Mundi
Infuzed Brands Inc.
January 23, 2020
Page 4
General

16. Please file any "testing the waters" materials as an exhibit to the offering statement. See
         Item 17(13) of Part III of Form 1-A.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Jean C.
Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



FirstName LastNameRoop Mundi                                   Sincerely,
Comapany NameInfuzed Brands Inc.
                                                               Division of
Corporation Finance
January 23, 2020 Page 4                                        Office of
Manufacturing
FirstName LastName